UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

                   For the fiscal year ended December 31, 2002


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS



The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the results of its transactions for each of the years then ended.


                                                                    Page Number



Report of Independent Auditors                                               1

Financial Statements:

     Statements of Net Assets Available for Benefits
        at December 31, 2002 and 2001                                        2

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2002 and 2001                       2

     Notes to Financial Statements                                          3-6

Signature                                                                    7

Supplemental Schedules*:

     Schedule of Assets Held for Investment Purposes
        at December 31, 2002                                                 8

Exhibit Index                                                                9



* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Molycorp, Inc. 401(k) Retirement Savings Plan.

                        REPORT OF INDEPENDENT AUDITORS



To the Administrative Committee of the Molycorp, Inc. 401(k)
   Retirement Savings Plan:

         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 6, 2003

                  Molycorp, Inc. 401(k) Retirement Savings Plan
                 Statements of Net Assets Available for Benefits

                                                             December 31,
                                                      2002                2001
--------------------------------------------------------------------------------

Investments at fair value                          $173,721            $142,670

                                              --------------     ---------------
Net assets available for benefits                  $173,721            $142,670
                                              ==============     ===============


                  Molycorp, Inc. 401(k) Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                       Year Ended December 31,
                                                         2002              2001
--------------------------------------------------------------------------------

Additions:
  Additions to (deductions from) net assets attributed to:
    Investment income (loss)
      Net depreciation in fair value of investments    (11,982)        $(10,505)
      Interest                                           1,464            3,604
      Dividends                                            159              230
                                                      ---------        ---------
        Total investment loss                          (10,359)          (6,671)

    Participant contributions                           42,608           37,347
                                                      ---------        ---------

        Total additions                                 32,249           30,676
                                                      ---------        ---------

Deductions:
    Participant withdrawals & distributions              1,198           16,309
                                                      ---------        ---------

        Total deductions                                 1,198           16,309
                                                      ---------        ---------

    Net increase                                        31,051           14,367
                                                      ---------        ---------

Net assets available for benefits:
    Beginning of year                                  142,670          128,303
                                                      ---------        ---------
    End of year                                       $173,721         $142,670
                                                      =========        =========

                 See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General

        The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "Company"), an indirect wholly owned subsidiary of Unocal Corporation. The Plan provides for voluntary pre-tax contributions by participants, who are employees represented by collective bargaining agents at certain facilities operated by the Company. The Plan's trustee and administrator is Putnam Fiduciary Trust Company (the "Trustee"). Each participant is allowed to choose how funds are invested from a range of investment fund options made available through Putnam investments and Unocal Corporation common stock. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

        The Plan booklet dated December 1, 1996 constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. The December 1, 1996 booklet can be referenced for other information about the Plan.

        A restated Plan document dated August 1, 2002, was adopted to document modifications subsequent to the September 1, 2001 Plan document.

Participation

        Collective bargaining unit employees at the Company's Questa and York facilities became eligible to participate in the Plan as of January 1, 1991 if at least six months of service were completed prior to January 1, 1991. Otherwise, participants become eligible to participate in the Plan upon completion of six months of service.

Contributions

        Voluntary participant contributions to the Plan are made on a pre-tax basis and cannot exceed 15 percent of a participant's base pay. The pre-tax contributions are also known as 401(k) contributions. Contributions cannot exceed the amount prescribed by law and cannot be calculated on an amount of base pay in excess of the amount allowed by law.

        Effective September 1, 2002, the Company matches employee contributions at the rate of 25 cents per dollar up to 6 percent of the employee's total annual wage (base pay plus overtime pay).

Participant Accounts

        Each participant's account is credited with the participant's contributions and increased or decreased by the respective investment earnings or losses of the individual investments as governed by the participant's investment selections.

Vesting

        Participants are always 100 percent vested in participant contributions and in the dividends and interest on those contributions. Participants are vested in Company contributions upon completion of two years of vesting service.

Payment of Benefits

        On termination of employment or at such time that participants become eligible to receive benefits, participants may elect to receive their account balances or defer their distributions until a later date, but no later than 60 days after the end of the plan year in which the latest of the following occurs:
April 1 after the close of the calendar year in which the participant attains age 70 1/2, or two years after the participant's employment terminates. If a participant continues to work after age 70 1/2, distribution of a portion of the participant's account balance is required by April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2.

Federal Income Tax Status

        On May 30, 2002, the Company received a ruling, from the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") of 1986, as amended, and that the Trust established thereunder is entitled to exemption under the provisions of the Code; therefore, the Plan is not required to pay any federal income taxes. Contributions to and earnings on Plan accounts will not be taxable to participants prior to withdrawal from the Plan.

Withdrawals from the Plan are generally subject to federal income tax. Also, withdrawals following termination of employment prior to age 55 may be subject to an additional 10 percent federal penalty tax.

Plan Termination

        The Company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or in part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future participants, but may not diminish the account of any participant existing on the effective date of such amendment. The Company has no present intent to terminate the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. In addition, the following accounting policies are applied:

       a. Purchases and sales of securities are recorded on a trade-date basis.

       b. Dividends are recorded on an ex-dividend date basis.

       c. Interest income is recorded on the accrual basis.

       d. Benefits are recorded when paid.

        The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments

       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Shares of Unocal common stock are valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 2002 and 2001. Investments in common trust funds are valued based on information provided by the Plan's investment custodian. The financial statements of the common trust funds are audited annually by independent auditors.

Use of Estimates in Preparation of the Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

NOTE 3 - Investments

    The following investments represent 5 percent or more of the Plan's net assets:
                                                         December 31,
                                                      2002          2001
------------------------------------------------------------------------------
Putnam Money Market Fund
111,455 and 97,114 shares, respectively               $ 111,455      $ 97,114

Putnam New Opportunities Fund
794 and 418 shares, respectively                         23,170        17,528

Putnam S&P 500 Index Fund
549 and 363 shares, respectively                         11,889        10,109

Putnam International Growth Fund
655 and 487 shares, respectively                         10,829         9,718

The Plan's investments depreciated in value as follows:

                                                December 31,
                                           2002             2001
---------------------------------------------------------------------
Mutual funds                                ($9,675)         ($8,804)
Common or collective trust                   (2,202)            (902)
Common stock                                   (105)            (799)
                                        ------------    -------------
                                           ($11,982)        ($10,505)
                                        ============    =============

NOTE 4 - Parties-in-interest

    Certain of the Plan's investments are shares of mutual funds managed by the Trustee, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.

    Unocal Corporation, which also qualifies as a party-in-interest, absorbs substantially all of the administrative expenses of the Plan, which were nominal for the years ended December 31, 2002 and 2001. Such transactions with the Company qualify for a statutory exemption.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


Date:  June 27, 2003                      By: /s/ Roger T. Inabu
                                              -------------------------------
                                              Roger T. Inabu
                                              Comptroller, Molycorp, Inc.

                  Molycorp, Inc. 401(k) Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes ***
                              At December 31, 2002

     (a)                 (b)                                    (c)                               (d)               (e)
              Identity of Issuer,                    Description of Investment,
              Borrower, Lessor                    Including Maturity Date, Rate of
              or Similar Party              Interest, Collateral, Par, or Maturity Value         Cost          Current Value
-------------------------------------------------------------------------------------------------------------------------------

      *       Unocal Corporation        Unocal Corporation Common Stock                                                $ 4,032
                                        132 shares

     **       Putnam Investments        Putnam Money Market Fund                                                       111,455
                                        111,455 shares

     **       Putnam Investments        Putnam New Opportunities Mutual Fund                                            23,170
                                        794 shares

     **       Putnam Investments        Putnam S&P 500 Index Fund                                                       11,889
                                        549 shares

     **       Putnam Investments        Putnam International Growth Fund                                                10,828
                                        655 shares

     **       Putnam Investments        The Putnam Bond Index Fund                                                       7,155
                                        548 shares

     **       Putnam Investments        Putnam Voyager Fund                                                              2,290
                                        175 shares

     **       Vanguard Group            The Vanguard Windsor II Fund                                                       758
                                        36 shares

     **       Putnam Investments        George Putnam Fund of Boston                                                     2,144
                                        145 shares

                                                                                                             ------------------
                                        Total assets held for investment purposes                                    $ 173,721
                                                                                                             ==================

*   Parent of the Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.
**  Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
     The Vanguard Windsor II Fund is also available through Putnam Investments.
*** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

                                      -8-

                                  EXHIBIT INDEX


 Exhibit 23      Consent of PricewaterhouseCoopers LLP

 Exhibit 99      Certification Pursuant to 18 U.S.C. Section 1350


                                      -9-